ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 12, 2010	Jacob E. Comer
617-951-7913
617-235-0781 fax
jacob.comer@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	PIMCO Income Strategy Fund (formerly, PIMCO Floating Rate Income Fund)

File nos. 333-164386; 811-21374

Dear Mr. Thompson:

Thank you for your letter, dated February 16, 2010 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the registration statement on Form N-2 (the “Registration Statement”) of PIMCO Income Strategy Fund (formerly, PIMCO Floating Rate Income Fund) (the “Fund”)1 relating to the proposed offering of transferable rights to subscribe for common shares of beneficial interest of the Fund, which was filed with the SEC on January 15, 2010.

The following sets forth the Fund’s responses to the Staff’s comments. Terms used but not otherwise defined herein have the meanings ascribed to them in the prospectus included in the Registration Statement (the “Prospectus”).

Prospectus

Cover Page

1.	Comment: The third sentence of the third paragraph states that “[t]he Rights entitle their holders to purchase [ ] new common share[s] for every [ ] Right[s] held ([ ]-for[ ]).” The fund is reminded that a transferable rights offering may not issue more than one share for every three Rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment company Act of 1940. See Section 23(b) of the Investment company Act; Association of Publicly Traded Investment Funds (pub. Avail. Aug. 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. Avail. Dec. 11, 1991).

1.	As described in and contemplated by the Registration Statement, the Fund’s name and related changes to its investment strategies took effect on March 1, 2010.

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Response: Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides, in pertinent part, that “[n]o registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount . . . except (1) in connection with an offering to the holders of one or more classes of its capital stock....”2 The Staff has provided public guidance indicating its view that, for purposes of Section 23(b)(1) of the 1940 Act, a transferable rights offering made by a closed-end investment company at a price below current net asset value is in connection with an offering to the holders of one or more classes of its capital stock if it meets the following guidelines:

1) the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

2) management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

3) the ratio of the offering does not exceed one new share for each three rights held.3

The Staff also has taken the position that, “with respect to all rights offerings, the directors must make a good faith determination that the offering would result in a net benefit to existing shareholders.”4

The Offer will not affect any preemptive rights that the Common Shareholders may have (we note that the Fund’s governing documents do not grant any preemptive rights to shareholders), and except for the possible de minimis effect of not offering fractional Rights, the Offer will not discriminate among Common Shareholders.

As disclosed in the Prospectus, the Fund and the Dealer Manager have undertaken to use their best efforts to ensure that an adequate trading market for the Rights will exist, although we note that there can be no assurance that a market for the Rights will develop.

2.	15 U.S.C. 80a-23(b)(1).
3.	Association of Publicly Traded Investment Funds, SEC No-Action Letter, 1985 SEC No-Act. LEXIS 2471 at *1 (Aug. 2, 1985).
4.	Id. at *1-*2. See also Division of Investment Management Interpretative Position Relating to Rights Offerings by Closed-End Investment Companies Below Net Asset Value, Investment Company Act Release No. 9932, 1977 SEC LEXIS 829 (Sept. 15, 1977).

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The Fund confirms that the ratio of the Offer will not exceed one Share for each three Rights held, except that Record Date Shareholders who are issued fewer than three Rights will be able to acquire one Share pursuant to the Offer.

Finally, the trustees of the Fund, based on information provided by Fund management and the Dealer Manager and on other relevant factors, have determined, in good faith and in the exercise of their reasonable business judgment, that the Offer is likely to result in a net benefit to existing Common Shareholders of the Fund.

Accordingly, the Fund believes that the Offer will comply with Section 23(b) of the 1940 Act in accordance with related Staff guidance.

2.	Comment: This paragraph states that shareholders who fully exercise all Rights are entitled to subscribe for additional Shares which are not subscribed for by any other Record Date Shareholders. Please explain to us what the fund will do if the Shares available are not sold, e.g., de-register them.

Response: If all of the Shares registered pursuant to the Registration Statement are not issued in connection with the Offer, the Fund anticipates that it will deregister the unissued Shares within a reasonable time after the completion of the Offer.

Prospectus Summary

Use of Proceeds, page 9

3.	Comment: The disclosure estimates that the net proceeds of the Offer will be substantially invested in accordance with the fund’s investment objective and investment strategies within certain months of the completion of the offering. If the fund expects the investment period to exceed three months, the reasons for the expected delay should be stated. Further, it is the staff’s view that the fund must not take in excess of six months to invest the net proceeds of the Offer in accordance with its investment objectives and policies. See Guide 1 to form N-2. Please revise the disclosure accordingly.

Response: The Fund anticipates that the net proceeds of the Offer will be substantially invested in accordance with the Fund’s investment objective and investment strategies within three months of the completion of the Offer. The referenced disclosure in the section captioned “Use of proceeds” has been revised accordingly.

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Investment Limitations, page 72

4.	Comment: Please revise the last sentence of the second paragraph to state that privately issued mortgage-related and asset backed securities will be considered interests in an industry or group of related industries for purposes of the fund’s fundamental policy on industry concentration. Make the same revisions to the second complete paragraph of page 61 of the Statement of Additional Information.

Response: The Fund believes that its disclosed position regarding the treatment of privately-issued mortgage-related securities for purposes of the Fund’s industry concentration policies is appropriate. However, based on the Staff’s comment, and without necessarily agreeing with the Staff’s position, the Fund has deleted the referenced disclosure, and the Fund’s subadviser, Pacific Investment Management Company LLC (“PIMCO”), will associate each privately-issued mortgage-related or asset-backed security held by the Fund with an industry or group of related industries for purposes of the Fund’s industry concentration policies, taking into account the economic characteristics of each such security.

In doing so, with respect to its management of the Fund, PIMCO will categorize each privately issued mortgage-backed or asset-backed security in accordance with its internally developed classification system for such securities. As these types of securities are collateralized and backed by a pool of assets, this classification system takes into account the underlying exposure represented by the collateral and identifies individual privately issued mortgage-backed and asset-backed securities with industries such as Non-Agency ARMS and Non-Agency Pass-Throughs, CMO Accrual Bonds, Student Loan ABS, Credit Card ABS, and a number of others. This classification system, together with the Fund’s industry concentration policies, will effectively limit the Fund’s exposure to the risks associated with similar collateral backing securities in each such category.

General Comments

5.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

6.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

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7.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: If the Fund relies on Rule 430A of the Securities Act of 1933, as amended, to omit certain information from the prospectus in connection with its request for effectiveness, it will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

8.	Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request in connection with the Registration Statement.

9.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment in accordance with Rule 472 under the Securities Act of 1933, as amended, incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

10.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund and its management have been made aware of this comment.

* * * * *

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As to the final portion of the Comment Letter, the Fund intends to include the noted representations as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration on Friday, March 12, 2010 for effectiveness on Wednesday, March 17, 2010.

* * * * *

We believe that this submission fully responds to the Staff’s comments. Please call me at 617.951.7913 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jacob E. Comer
Jacob E. Comer